May 11, 2020

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National CineMedia, Inc.
Registration Statement on Form S-3 (File No. 333-238015)
Filed May 5, 2020
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, National CineMedia, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-238015) and declare the Registration Statement effective as of Thursday, May 14, 2020, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 792-3600, or David Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,
National CineMedia, Inc.

By: /s/ Sarah Kinnick Hilty
Name: Sarah Kinnick Hilty
Title: Executive Vice President, General Counsel and Secretary

cc: David R. Crandall, Hogan Lovells US LLP